ANGLO AMERICAN

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7698 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

04054111

1 December, 2004

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Notification of interests of directors and connected persons dated 26 November 2004.

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

K:\Min\Compsec\SEC\announce let to SEC.doc

AVS: 80[illegible]
RNS: 7184F

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 55,411,223 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
22 November 2004	1,000
24 November 2004	5,714
26 November 2004	5,152

The Company was advised of these transactions on 26 November 2004.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

A J Trahar

N Jordan
Secretary
26 November 2004

RNS: 7184F

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 55,411,223 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
22 November 2004	1,000
24 November 2004	5,714
26 November 2004	5,152

The Company was advised of these transactions on 26 November 2004.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

A J Trahar

N Jordan
Secretary
26 November 2004

AVS: 801943
RNS: 7184F

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 55,411,223 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
22 November 2004	1,000
24 November 2004	5,714
26 November 2004	5,152

The Company was advised of these transactions on 26 November 2004.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

A J Trahar

N Jordan
Secretary
26 November 2004

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 55,411,223 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
22 November 2004	1,000
24 November 2004	5,714
26 November 2004	5,152

The Company was advised of these transactions on 26 November 2004.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

A J Trahar

N Jordan
Secretary
26 November 2004

AVS: 801943
RNS: 7184F

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 55,411,223 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
22 November 2004	1,000
24 November 2004	5,714
26 November 2004	5,152

The Company was advised of these transactions on 26 November 2004.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

A J Trahar

N Jordan
Secretary
26 November 2004